[redacted]

OD 12/6/13

SEC 13026367 IISSION

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SEC Mail Processing Section DEC 2 - 2013 Washington DC 404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49696

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Haywood Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 - 200 Burrard Street
(No. and Street)

Vancouver	BC	V6C 3L6
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Dunlap, Chief Financial Officer 604-697-7108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

700 West Georgia Street	Vancouver	BC	V7Y 1C7
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 12/4/13

OATH OR AFFIRMATION

I, Charles Dunlap, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Haywood Securities (USA) Inc., as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public for the Province of British Columbia

my commission does not expire by effluxion of time

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL MARKETS

HAYWOOD

SECURITIES (USA) INC.

STATEMENT OF FINANCIAL CONDITION

(IN U.S. DOLLARS)

September 30, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Haywood Securities (U.S.A.) Inc.

We have audited the accompanying statement of financial condition of **Haywood Securities (U.S.A.) Inc.** [the "Company"] as at September 30, 2013, and the related notes to the statement of financial condition.

Management's responsibility for the financial statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly in all material respects, the financial position of **Haywood Securities (U.S.A.) Inc.** as at September 30, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Vancouver, Canada,
November 27, 2013.

Chartered Accountants

STATEMENT OF FINANCIAL CONDITION

As of September 30
(expressed in U.S. dollars)

	2013
	$
ASSETS	
Cash	4,255,652
Restricted cash *[note 6]*	272,134
Accounts receivable	13,814
Prepaid expenses	15,171
Due from customers *[note 8]*	2,261
Due from brokers/dealers *[note 10]*	20,580
Deposits and amounts receivable from brokers/dealers *[note 7]*	59,474
Due from Haywood Securities Inc. *[note 10]*	28,577
Total assets	4,667,663
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued liabilities	54,628
Income taxes payable	8,779
Due to customers *[note 8]*	532,201
Due to brokers/dealers *[note 10]*	2,261
Due to Haywood Securities Inc.	402
Total liabilities	598,271
Contingencies and commitments *[note 11]*	
Stockholder's equity	
Common stock *[note 9]*	100
Retained earnings	4,069,292
Total stockholder's equity	4,069,392
Total liabilities and stockholder's equity	4,667,663

See accompanying notes

On behalf of the Executive Committee:

Director

NOTES TO STATEMENT OF FINANCIAL CONDITION

September 30, 2013
[Expressed in U.S. dollars]

1. NATURE OF OPERATIONS

Haywood Securities (U.S.A.) Inc. [the "Company"] is a broker/dealer registered with the Securities and Exchange Commission ["SEC"] and is a member of the Financial Industry Regulatory Authority. The Company was incorporated under the laws of British Columbia, Canada on September 9, 1996.

The Company is a wholly owned subsidiary of Haywood Securities Inc. ["HSI"], a Canadian company regulated by the Investment Industry Regulatory Organization of Canada.

The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. The Company clears all transactions with and for retail clients through Southwest Securities, Inc. and self clears all institutional business directly. The Company generally does not handle nor hold any client monies and securities relating to client accounts in the normal course of business, although the Company is authorized to do so.

2. SIGNIFICANT ACCOUNTING POLICIES

This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions and commissions

Customers' securities transactions are recorded on a settlement-date basis.

Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

Foreign currency translation

The functional currency of the Company is the U.S. dollar. Monetary asset and liability accounts denominated in foreign currencies are translated into United States dollars at the exchange rate in effect at the financial statement date.

Income taxes

The amount of current and deferred income taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not [greater than 50% probability] of being realized. The deferred tax liabilities and assets are measured using substantively enacted tax rates and laws in effect in the year in which the differences are expected to reverse.

The Company recognizes a tax benefit if it is more likely than not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by taxing authorities based on the merits of the position. The tax benefit recognized in the financial statements is measured based on the largest amount of benefit that is more likely than not to be realized upon settlement. The difference between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to this guidance represents an unrecognized tax benefit.

Fair value measurements

Financial Accounting Standards Board ["FASB"] Accounting Standards Codification ["ASC"] 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2 inputs are inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, either directly or indirectly.

[Expressed in U.S. dollars]

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

As at September 30, 2013, the valuation of the Company's financial assets and liabilities recorded at fair value meet the definition of Level 1 inputs.

3. CHANGE IN ACCOUNTING POLICIES

Fair value measurements and disclosures

On October 1, 2012, the Company adopted the amendments to ASC Topic 820, *Fair Value Measurements and Disclosures*, contained in ASU No. 2011-04. The amendments improve comparability of fair value measurements presented and disclosed in financial statements. The amendments do not change what items are measured at fair value but instead makes various changes to how fair value is measured and disclosed in some circumstances. The Company also adopted the amendments to ASC Topic 820 contained in ASU No. 2013-03 on February 7, 2013, the date of the ASU's issuance. The amendments clarify that the requirement to disclose "the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety [Level 1, 2, or 3]" does not apply to non-public entities for items that are not measured at fair value in the statement of financial condition but for which fair value is disclosed. The adoption did not impact the Company's statement of financial condition.

4. STANDARDS ISSUED BUT NOT YET EFFECTIVE

ASU No. 2011-11, and 2013-01, Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU No. 2011-11, *Disclosures about Offsetting Assets and Liabilities* ["ASU 2011-11"], which requires entities to disclose information about offsetting related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial condition. The guidance is effective for fiscal years beginning on or after January 1, 2013 with retrospective application for all comparative periods presented. The adoption of this guidance, which is related to disclosure only, is not expected to have a material impact on the Company's financial condition.

[Expressed in U.S. dollars]

ASU No. 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities

In January 2013, FASB issued ASU No. 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities* ["ASU 2013-01"]. The main objective of ASU 2013-01 is to address implementation issues about the scope of ASU No. 2011-11, which requires new disclosures about statement of financial condition offsetting and related arrangements. For derivative financial assets and liabilities, the amendments require disclosure of gross asset and liability amounts, amounts offset on the statement of financial condition, and amounts subject to offsetting requirements but not offset in the statement of financial condition. ASU 2013-01 clarifies that the scope of ASU 2011-11 applies to derivatives, including embedded bifurcated derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are offset in accordance with applicable accounting literature or subject to an enforceable master netting arrangement or similar agreement. This guidance is effective for annual reporting periods beginning on or after January 1, 2013 and is to be applied retrospectively. This guidance does not amend the existing guidance on when it is appropriate to offset, and since these amended principles require only additional disclosures, the adoption of ASU 2011-11 will not affect the Company's financial condition.

ASU No. 2012-04, Technical Corrections and Improvements

In October 2012, the FASB issued Accounting Standards Update 2012-04 ["ASU 2012-04"], *Technical Corrections and Improvements*. The amendments in this update cover a wide range of topics and include technical corrections and improvements to the Accounting Standards Codification. The amendments in ASU 2012-04 will be effective for interim and annual reporting periods beginning after December 15, 2012. This update is not expected to have a material impact on the Company's financial position.

5. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, restricted cash, accounts receivable, amounts due to/from customers, amounts due to/from brokers/dealers, deposits and amounts receivable from brokers/dealers, amounts due from and to Haywood Securities Inc., and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. The risk is managed by the Company's overall credit risk management framework, including monitoring credit exposures, obtaining collateral, limiting transactions with specific counterparties and assessing the creditworthiness of counterparties.

Foreign exchange risk

Foreign exchange risk arises from the possibility that changes in the price of foreign currencies will result in losses. The Company's primary foreign exchange risk results from pending settlements in foreign currencies and cash balances denominated in foreign currencies. The Company minimizes its exposure to foreign exchange risk through daily monitoring.

The following table summarizes the effects on net loss as a result of a 5% change in the value of the Canadian dollar, which is the only foreign currency where the Company has significant exposure. The analysis assumes all other variables remain constant.

Currency	Effect of a 5% appreciation in foreign exchange rate $	Effect of a 5% depreciation in foreign exchange rate $
Canadian dollar	(12,974)	12,974

6. RESTRICTED CASH

Cash on deposit of $272,134 is segregated in a special reserve bank account for the exclusive benefit of clients under Rule 15c3-3 of the SEC.

7. DEPOSITS AND AMOUNTS RECEIVABLE FROM BROKERS/DEALERS

Under the terms of the fully disclosed clearing agreement with Southwest Securities, Inc. ["Southwest"], the Company is required to maintain a clearing deposit. The clearing deposit was $51,102 as at September 30, 2013 and is recorded in deposits and amounts receivable from brokers/dealers on the statement of financial condition. In addition, $8,372 is due from Southwest related to commissions earned on trades cleared through Southwest on behalf of the Company and is recorded in deposits and amounts receivable from brokers/dealers on the statement of financial condition.

[Expressed in U.S. dollars]

8. AMOUNTS DUE FROM AND DUE TO CUSTOMERS

Amounts due from and due to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

9. COMMON STOCK

	2013
	$
Authorized	
10,000 common shares without par value	
Issued and outstanding	
10 common shares	100

10. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

[a] At September 30, 2013, amounts due to/from brokers/dealers of $20,580 represent amounts due to/from the Company's parent, HSI, for failed settlements on trades executed in the normal course of business.

[b] Included in due from Haywood Securities Inc., are non-interest bearing amounts of $28,577 due on demand owed to the Company relating to commissions due for trades cleared by HSI on behalf of the Company.

11. CONTINGENCIES AND COMMITMENTS

The Company applies the provisions of ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees*, including Indirect Guarantees of Indebtedness of Others, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Southwest Securities, Inc., the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At September 30, 2013, the total amount of customer balances maintained by its clearing broker subject to such indemnification was $986. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

A former customer of the Company has alleged negligence and breach of fiduciary duty for failure to sell securities on a timely basis. The plaintiff has claimed damages of approximately $400,000 against the Company and two other defendants. The outcome cannot be reasonably determined or estimated at this time, and accordingly, no amount has been accrued in the financial statements with respect to this claim.

12. REGULATORY NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule [Rule 15c3-1]. Rule 15c3-1 requires that the Company maintain a regulatory net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $250,000. At September 30, 2013, the Company had net capital of $3,963,004, an excess of $3,713,004 over the minimum requirements.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and the rules and requirements of other regulatory bodies.